December 12, 2014

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler, Assistant Director

Ms. Christina De Rosa

Mr. Daniel Greenspan

Re:	Northwest Biotherapeutics, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed April 1, 2014

File No. 001-35737

Ladies and Gentlemen:

On behalf of Northwest Biotherapeutics, Inc. (the “Company”), this letter responds to your letter, dated November 13, 2014 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 10-K (the “Annual Report”), filed on April 1, 2014. We are continuing to work with Cognate BioServices, Inc. to respond to the Comment Letter, but require additional time. Accordingly, we are requesting until Friday, December 19, 2014 to allow additional time to compile our response.

If the Staff wishes to discuss this matter at any time, please do not hesitate to contact Linda Powers, President and Chief Executive Officer, or Leslie Goldman, Senior Vice President, Business Development at (240) 497-9024.

Very truly yours,

/s/ Linda F. Powers

Linda F. Powers

President and Chief Executive Officer

cc:	Glenn R. Pollner, Gibson, Dunn & Crutcher LLP

Reed Brodsky, Gibson, Dunn & Crutcher LLP

William Scherman, Gibson, Dunn & Crutcher LLP